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Exhibit 99.1

FOR IMMEDIATE RELEASE	Wednesday, January 18, 2006

CELESTICA APPOINTS NEW
EXECUTIVE VICE PRESIDENT, WORLDWIDE OPERATIONS

        TORONTO, Ontario — Celestica Inc. (NYSE: CLS, TSX: CLS/SV), a world leader in electronics manufacturing services (EMS), today announced that James Rowan has been appointed to the position of executive vice president, Worldwide Operations.

        In his new role, Mr. Rowan will be responsible for managing Celestica's global manufacturing network; ensuring the company continues to provide its customers with world-class manufacturing execution; as well as implementing site-to-site consistency in Lean, Six Sigma, organization capability and customer care.

        Mr. Rowan joined the company in January 2005 as president, Celestica Europe, where he was responsible for ensuring Celestica's European operations were strategically aligned to meet the evolving needs of its OEM customers. He was also responsible for overseeing the implementation of Lean process improvements across the company's European facilities; and ensuring compliance with pending European Union environmental legislation. Mr. Rowan brings over 16 years of industry experience to the role, having worked in senior management positions with such companies as Flextronics, Altratron and International Components Corporation (ICC). He was also founder of Electroconnect, a specialist contract electronics manufacturer, acquired by Prestwick Holdings in 1992. Mr. Rowan holds advanced certifications from Glasgow College of Technology and Glasgow Caledonian University in Mechanical & Production Engineering and Electrical & Electronics Engineering.

        In a related announcement, Marvin MaGee, Celestica's current executive vice president, Worldwide Operations, has announced his intention to leave Celestica to pursue other opportunities. Mr. MaGee has been a key member of Celestica's executive team since he joined the company in 1997. Prior to Celestica, he spent 18 years with IBM Canada where he held a number of senior management positions in manufacturing and development.

        "I would like to acknowledge Marv's significant contributions to Celestica, and the EMS industry, over the course of his career. His commitment to our customers and dedication to the company set an extremely high standard within the organization." said Steve Delaney, CEO, Celestica. "We are grateful for the substantial role Marv has played in the evolution of Celestica, from a single site with 2,500 employees to the global multi-national Celestica is today."

        "I am pleased to have Jim Rowan take the Worldwide Operations leadership role," said Steve Delaney. "Jim's extensive operations and industry experience will ensure that we continue to deliver on our commitment to provide our customers with industry-leading manufacturing execution that maximizes the benefits of Lean and Six Sigma and enables them to better serve their customers."

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About Celestica

        Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of integrated services and solutions to leading OEMs (original equipment manufacturers). Celestica's expertise in quality, technology and supply chain management, and leadership in the global deployment of Lean principles, enables the company to provide competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency.

        For further information on Celestica, visit its website at http://www.celestica.com. The company's security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Celestica Safe Harbour and Fair Disclosure Statement

        This news release contains forward-looking statements related to our future growth, trends in our industry and our financial and operational results and performance that are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the challenges of effectively managing our operations during uncertain economic conditions; the challenge of responding to lower-than-expected customer demand; the effects of price competition and other business and competitive factors generally affecting the EMS industry; our dependence on the information technology and communications industries; our dependence on a limited number of customers and on industries affected by rapid technological change; component constraints; variability of operating results among periods; and the ability to manage our restructuring and the shift of production to lower cost geographies. These and other risks and uncertainties and factors are discussed in the Company's various public filings at www.sedar.com and http://www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

        We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        As of its date, this press release contains all material information associated with this event.

Celestica Contact:
Laurie Flanagan
Celestica Global Communications
(416) 448-2200
media@celestica.com

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Exhibit 99.1